Exhibit 99.56

Collective Mining Reports a New Precious Metal Discovery at its Guayabales Project by Drilling 136.45 Metres at 1.31 g/t Gold Equivalent at the Plutus Target

•	Drill hole PNC-2 was drilled in the western portion of the Plutus Northern Corridor which forms part of the large Plutus porphyry centre. The hole was designed to pass through the previously drilled Donut breccia (now part of the Plutus North Corridor) in order to drill test below a newly discovered mineralized breccia outcrop.

•	PNC-2 cut three mineralized intervals with the first and third intersecting new zones of mineralization. Importantly, the third zone intersected 136.45 metres @ 1.31 g/t gold equivalent in a new porphyry related breccia discovery with an abundance of CBM vein sulphides flooding the matrix. The hole was terminated prematurely in an area of complicated faulting.

•	The geochemical signature of the mineralization encountered in PNC-2 is interpreted to be at the edge of a major new porphyry system in the Plutus target area.

•	Mineralization defined to date in the Plutus Northern Corridor measures 285 metres in strike by 250 metres width by 375 metres vertical and remains open to the east, south, southwest and at depth.

•	Five drills are currently in operation at the Guayabales project with three rigs drilling at the Apollo porphyry system, one rig drilling at the Plutus target and the final rig drilling initial reconnaissance holes at the Marmato Extension target (“ME target”). Additionally, drilling is expected to begin in Q4 2023 at the Trap target, which displays similar mineralization styles as the Apollo porphyry system. Fourteen new diamond drill holes have recently been completed with assays pending in the near term.

Ari Sussman, Executive Chairman commented: “Making a new discovery in only the second hole drilled in the Plutus Northern Corridor as part of the 2023 exploration program is a testament to both the tenacity of our operating team on the ground and the robust geology of the intrusion complex at the Guayabales project. We remain steadfast in our goal of being aggressive with drilling to unlock as much value as we can in what we firmly believe is an emerging mining district. The area in which we operate has all the earmarks of evolving into a series of important and strategic deposits for Colombia and we are honored to help push this initiative forward for our stakeholders and shareholders.”

Toronto, Ontario, October 11, 2023 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results for two diamond holes drilled into the Plutus Northern Corridor, which is one of a series of targets at the Guayabales Project located in Caldas, Colombia. The Plutus Northern Corridor forms part of the larger Plutus porphyry centre (“Plutus”) and is located approximately 1,000 metres east of the Apollo porphyry system.

Plutus measures approximately 1,000 metres by 720 metres as outlined by a magnetic high which is coincident with copper and molybdenum soil anomalies measuring greater than 300 ppm and 20 ppm respectively. The Plutus Northern Corridor, situated within the northern portion of Plutus, hosts brecciated porphyry and overprinting CBM vein mineralization within a NE-SW trending corridor. The Plutus Northern Corridor target zone is coincident with the transitional area between a magnetic high and a magnetic low as seen in magnetic susceptibility sections. It is worth noting that the Apollo porphyry system, as well as the area currently being drilled for the first time by the Company at the ME target, are also located in the same magnetic transition zone.

Details (See Table 1 and Figures 1-3)

This press release outlines results from two holes designed to test below new recently defined outcropping targets within the Plutus Northern Corridor.

PNC-2 was drilled southwest from a new pad, PPad 1, to a maximum downhole depth of 579.40 metres (450 meters vertical due to topography). The hole entered a 35.10 metre mineralized zone at 65.30 metres downhole and is hosted in diorite and quartz diorite porphyry rocks with multiple quartz, magnetite, chalcopyrite, and molybdenum veinlets (up to 2% veinlet density) being observed. At a downhole depth of 143.20 metres, the hole intercepted a continuous zone of hydrothermal breccia for 185.80 metres with the cement matrix hosting 0.1% chalcopyrite, 1% pyrite, 0.2% sphalerite, and 0.1% pyrrhotite. At 369.35 metres downhole, the hole entered a new zone of mineralization located below a recently identified outcrop and cut 136.45 metres of continuous hydrothermal breccia with overprinting CBM veinlets. This new mineralized zone hosts a sulphide cement matrix of chalcopyrite (up to 0.3%), pyrite (up to 1.5%), sphalerite (up to 0.6%), galena (up to 0.5%) and pyrrhotite (up to 0.7%) with assay results as follows:

•	35.10 metres @ 0.41 g/t gold equivalent from 65.30 metres downhole (consisting of 0.20 g/t gold, 2 g/t silver and 0.10% copper) in mineralized porphyry;

•	185.80 metres @ 0.81 g/t gold equivalent from 143.20 metres downhole (consisting of 0.59 g/t gold, 13 g/t silver and 0.02% copper) in hydrothermal breccia, and;

•	136.45 metres @ 1.31 g/t gold equivalent from 369.35 metres downhole (consisting of 0.97 g/t gold, 20 g/t silver and 0.04% copper) in hydrothermal breccia including:

o	42.95 metres @ 2.39 g/t gold equivalent from 462.35 metres downhole in breccia with overprinting sheeted CBM veinlets.

PNC-1 was drilled south-southwest from PPad 1 to a maximum downhole depth of 594.95 metres (490 meters vertical due to topography) and encountered diorites and quartz diorite porphyry rocks with secondary biotite alteration and veinlets of quartz, magnetite, chalcopyrite, and molybdenum with assay results as follows:

•	22.45 metres @ 0.32 g/t gold equivalent from surface (consisting of 0.19 g/t gold, 1 g/t silver and 0.04% copper);

•	85.05 metres @ 0.31 g/t gold equivalent from 53.00 metres downhole (consisting of 0.18 g/t gold, 1 g/t silver and 0.06% copper);

•	39.35 metres @ 0.35 g/t gold equivalent from 169.75 metres downhole (consisting of 0.11 g/t gold, 4 g/t silver and 0.09% copper);

•	24.40 metres @ 0.35 g/t gold equivalent from 254.90 metres downhole (consisting of 0.11 g/t gold, 5 g/t silver and 0.07% copper) and;

•	31.35 metres @ 0.53 g/t gold equivalent from 312.10 metres downhole (consisting of 0.25 g/t gold, 6 g/t silver and 0.09% copper).

Based on drilling, the known mineralized dimensions of the Plutus Northern Corridor measures 285 metres in strike by 250 metres width by 375 metres vertical and remains open in most directions for expansion.

Exploration Drill Program and Assay Update

The 2023 Phase II drilling program is advancing on schedule with assay results reported for 41 holes and an additional 14 holes awaiting assay results from the lab.

With five diamond drill rigs now operating at site, the Company is advancing with the following objectives:

1.	Expanding the Apollo porphyry system both laterally and vertically. The Company is currently advancing with directional drilling for the first time with the initial fan of four holes now complete. Additionally, the Company is drilling a series of short holes from surface targeting extensions to the sheeted CBM vein systems located above and peripheral to the Apollo brecciated porphyry. Three drill rigs are actively drilling at Apollo.

2.	Drill test the Marmato Extension (“ME”) porphyry centre for the first time in search of both a high-grade sheeted CBM vein system at shallow elevations and a potential buried porphyry system at depth. One drill rig is currently active at ME.

3.	Drill test the Trap target in the northern portion on the Guayabales project. Three widely spaced reconnaissance holes were completed at Trap in 2022 with the discovery hole, TRC-1 assaying 102.2 metres @ 1.53 g/t gold equivalent and containing similar mineralization to the Apollo porphyry system.

4.	Fly airborne geophysics on the Plutus target ahead of first phase drilling of the large and untested coincidental copper and molybdenum in soil anomaly covering the central and southern portion of the target area.

Table 1: Assay Results for PNC-1 and PNC-2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
PNC-1	2.90	25.35	22.45	0.19	1	0.04	0.006	0.32
and	53.00	138.05	85.05	0.18	1	0.06	0.003	0.31
and	169.75	209.10	39.35	0.11	4	0.09	0.004	0.35
and	254.90	279.30	24.40	0.11	5	0.07	0.006	0.35
and	312.10	343.45	31.35	0.25	6	0.09	0.006	0.53
PNC-2	65.30	100.40	35.10	0.20	2	0.10	0.002	0.41
and	143.20	329.00	185.80	0.59	13	0.02	0.002	0.81
and	369.35	505.80	136.45	0.97	20	0.04	0.002	1.31
and incl	462.35	505.30	42.95	1.90	28	0.08	0.002	2.39

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – $24/oz Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Plan View of PNC-1 and PNC-2

Figure 2: Core Photo Highlights of PNC-2

Figure 3: Plan View of the Guayabales Project Highlighting the Plutus Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS and SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Social Media:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.